The David Movie
October 7 ·

Welcome to the "David" movie! Our vision is to make the most significant biblical animated feature since Dreamworks' "Prince of Egypt".

We want to create an epic movie with a powerful message while standing alongside the likes of "Moana" and "Tangled" for quality and entertainment value.

Here, you'll find updates on what we are doing and how you can get involved. We can't wait to share this passion-fuelled, adventure-filled story with you.

Go to angel.com/david to learn more.



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 **thedavidmovieofficial**

 **thedavidmovieofficial** WRITER

Kyle first fell in love with cinem
Die Hard on VHS tape in a vide
and was quickly replaced with
that Sunday afternoons were n

For the past 16 years, that love
As a writer, his work has been
including an Emmy. This led to
(The Pipeline TD on David) whe
and Brent. Now finally, The Dav
every film needs :-)

Kyle hopes that David's story i
take risks and leave no stone u

Go to angel.com/david to learn

1w

 **anna_miriam_brown** Plz post
the wall

1w   1 like   Reply

 **sleeplessdreamer3** Waiting fo

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 Liked by **basil.nevaeh** and **959 ot**

NOVEMBER 6

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 **thedavidmovieofficial**

 **thedavidmovieofficial** David is
immense faith in God.

Each of us has a unique and sp
building a relationship with the
film will inspire people to seek
courage to face any extraordin

If you'd like to learn more abou
angel.com/david.

1w

 **larizus.art** Ooohhh I'm so touc

1w   31 likes   Reply

 **andrw.guio.art**

1w   1 like   Reply

 **ritaxuso** Will for sure be watch
week

2d   1 like   Reply

 **abby_was_bored** SO EXCITED

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NOVEMBER 7

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 **thedavidmovieofficial**

 **thedavidmovieofficial** Having
is the key to getting far!

Learn more about David at ang

1w

 **joyjitterz** Oh I just noticed the

1w 1 like Reply

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 **u_all_red_dino** So excited for
🙌🙌🙌🙏🙏🙏🙏🙏

4d 1 like Reply

 **elliemgy** I LOVE THIS

1d 1 like Reply

 **fcmfamiliescreatingmemories**
can see my son seeing himself
kids around the world too... it is
this video show a beautiful det

3d 3 likes Reply

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5,171 views

NOVEMBER 8

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 **thedavidmovieofficial**

 **thedavidmovieofficial** Today's
the creative "kitchen"!

David directors Phil Cunningha
together to talk about their visi
film and how they are approach
process together.

You don't want to miss it!

NOV/12th @ 12 MDT

Learn how you can be a part of

1w

 **deidrinel** Thank you for sharing
scenes.

1w   1 like   Reply

 **narc05_** Whos david?

6d   Reply

 **allegroday_trash** Deff not miss
6d   Reply

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7 DAYS AGO

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 **thedavidmovieofficial**

 **thedavidmovieofficial** David h
His story is extraordinary and s
passion for the project and the

In building David's team, we ha
with top industry talent. And we
is great, but having a collabora
It really is a team effort!

If you want to join us in this, go
how to be a part of this story.

*Legal:
The issuer is considering an off
registration under the Securitie
specific exemption from registr
for the subsequent offer and sa
other consideration is being so
will not be accepted; No offer t
accepted and no part of the pu
the issuer determines the exem
intended to be conducted, and
disclosure, or qualification requ
met; and a person's indication
or commitment of any kind.

3d

 **fcmfamiliescreatingmemories**
movie... I feel will be one of our

  

2,008 views

3 DAYS AGO

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LIVESTREAM
November 16 – 12pm MDT

The David Movie Meets Wingfeather Saga

Andrew Peterson
Author/Producer



Chris Wall
Showrunner

 **thedavidmovieofficial**

 **thedavidmovieofficial** Our nex

Join us in this conversation bet
Cunningham with Andrew Pete
Showrunner of The Wingfeathe
the development process.

Learn more about David at ang

———

The issuer is considering an of
registration under the Securitie
specific exemption from registr
for the subsequent offer and sa
other consideration is being so
will not be accepted; No offer t
accepted and no part of the pu
the issuer determines the exem
intended to be conducted, and
disclosure, or qualification requ
met; and a person's indication
or commitment of any kind.

2d

 **dailyhespeaks** Collaboration is
GOD that unites us all for His G

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 Liked by **basil.nevaeh** and **1,172 o

2 DAYS AGO

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